SUBJECT	FINAL PRICING DETAILS:

** APPROVED FOR EXTERNAL USE **	Filed Pursuant to Rule 433 Registration Statement 333-160410

ORIX Corporation

US$500,000,000 Fixed Rate Senior Debt Securities Due 2017

Issuer:	ORIX Corporation

Expected Security Ratings:*	Moody’s: A3 (negative) S&P: A- (stable)

Format:	SEC Registered

Security Type:	Senior Debt Securities

Ranking:	Direct, unsecured and unsubordinated general obligations of the issuer

Currency:	USD

Size:	US$500,000,000

Coupon:	3.75%, Fixed Rate

Net Proceeds before Expenses:	US$497,820,000

Trade Date:	March 6, 2012

Settlement Date:	March 9, 2012

Maturity:	March 9, 2017

Coupon Payment Dates:	March 9 and September 9 of each year, beginning on September 9, 2012

Day Count Convention:	30/360 (unadjusted)

Pricing Benchmark:	0.875% due February 28, 2017

Benchmark Spot (Price/Yield):	100-08 3/4 / 0.819

Spread to Benchmark:	5T+295bps

Issue Price:	99.914% of the principal amount

Yield:	3.769%

Business Days:	New York, Tokyo

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof

Listing:	None

Billing & Delivering:	Morgan Stanley & Co. LLC

Joint Bookrunners:	Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

ANZ Securities, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Crédit Agricole Securities (USA) Inc.

Goldman, Sachs & Co.

Nomura Securities International, Inc.

Scotia Capital (USA) Inc.

UBS Securities LLC

Daiwa Capital Markets America Inc.

Mizuho Securities USA Inc.

Standard Chartered Bank

Houlihan Lokey Capital, Inc.

ING Bank N.V., Singapore Branch

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

SMBC Nikko Capital Markets Limited

CUSIP:	686330 AG6

ISIN:	US686330AG66

* Note:	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement (together with the base prospectus, the “prospectus”) with the U.S. Securities and Exchange Commission, or SEC, to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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